Contact

www.linkedin.com/in/mjones (LinkedIn)
www.science-inc.com (Personal)

Top Skills

Business Development
Product Marketing
Consumer Marketing

Michael Jones

Founding Partner at Science helping venture founders scale | Liquid Death, Dollar Shave Club, Rover, Scopely
Aspen, Colorado, United States

Summary

Michael Jones is General Partner of Science Inc., a venture fund and studio focused on building the next generation of companies shaping the future. Founded in 2011, Science has achieved $1.3 billion in exits, including Dollar Shave Club. It built networks like FameBit and HelloSociety. Today, its portfolio includes Liquid Death, PlayVS, Pray.com, Final Boss Sour, and more. Michael sources deals, recruits talent, and advises founders. He serves on the boards of Liquid Death, Mammoth Media, Pray.com, and Mindset Care.

An experienced Internet executive and entrepreneur, Michael founded Userplane (acquired by AOL) and became the youngest SVP at AOL. He later became the CEO of MySpace, overseeing global strategy. Michael's collective angel investments, including Scopely (acquired by Savvy Games for $4.9B), House Party (acquired by Epic), Maker Studios (acquired by Disney), and GoodReads (acquired by Amazon), have sold for a combined value over $6B.

Experience

Science
General Partner
October 2011 - Present (13 years 2 months)
Santa Monica

Science is a Los Angeles-based investment firm and startup studio partnering with and investing in disruptive technology companies. Science has invested in and built household names like Dollar Shave Club, MeUndies, and Liquid Death. Science's portfolio has seen $1.3 billion in exits including Dollar Shave Club (acquired by Unilever), FameBit (acquired by Google), and HelloSociety (acquired by New York Times).

Liquid Death Mountain Water
Investor & Board Member

February 2019 - Present (5 years 10 months)
Santa Monica

As one of the fastest growing non-alcoholic beverage brands, Liquid Death is the first beverage company using comedy and entertainment to make health and sustainability 50 times more fun. We take the healthiest thing you can drink and package it into infinitely recyclable tallboy cans that can actually compete with the fun marketing of unhealthy brands across energy drinks, beer, and junk food. A portion of Liquid Death's proceeds goes to nonprofits who are helping to fight plastic pollution and bringing clean drinking water to those in need.

Dollar Shave Club
Investor & Board Member / Acquired $1B
January 2012 - Present (12 years 11 months)

Dollar Shave Club started in 2011 delivering quality, affordable razors straight to your door. Since then, Dollar Shave Club transformed into a multinational, omni-channel, lifestyle brand with a retail presence nationwide, and a goal to offer simple solutions for your shave and grooming journey at a great price.

Mindset
Investor & Board Member
January 2023 - Present (1 year 11 months)
Manhattan, New York, United States

Mindset was founded to create a better experience for those with a mental illness and their caregivers in applying for Social Security Disability benefits. Their team of Social Security Disability lawyers and representatives has helped thousands of individuals through the arduous process of obtaining Social Security Disability Insurance (SSDI) and/or Supplemental Security income (SSI) through the Social Security Administration.

Pray.com
Investor & Board Member
June 2017 - Present (7 years 6 months)
Santa Monica, CA

Pray.com is the world's No. 1 app for daily prayer and Bible-based audio content. Reaching more than 16 million people worldwide through its mobile app and website, Pray.com is the easiest way to incorporate prayer into your daily life. Pray.com provides encouragement and inspiration through daily devotionals, Pastor podcasts, and Bedtime Bible Stories.

Mammoth
Investor & Board Member
August 2016 - Present (8 years 4 months)
Santa Monica, CA

Mammoth, previously known as Mammoth Media, is on a mission to revolutionize the way brands approach marketing by pushing the boundaries of what's possible with its cutting-edge technology, VTAGZ, a Direct-to-Retail SaaS Platform designed for brands in retail. With VTAGZ, brands can gain valuable insights into their marketing efforts, understand consumer sentiments, and effortlessly enhance connections with them. Utilizing granular attribution, first-party data, and direct consumer connectivity, VTAGZ empowers brands to navigate the consumer landscape in retail with precision.

PlayVS
Investor & Board Member
June 2017 - Present (7 years 6 months)
Greater Los Angeles Area

PlayVS is North America's leading scholastic esports platform, on a mission to unlock the many benefits of esports for players everywhere. PlayVS offers a single community in which players, coaches, educators, and parents come together to compete, connect, and grow through the power of esports. PlayVS is the official high school esports partner to the NFHS Network, the Special Olympics, and state and regional organizations in the U.S. and Canada that offer officially sanctioned scholastic esports leagues.

Scopely
Strategic Advisor / Acquired $4.9B
August 2011 - April 2023 (11 years 9 months)
Los Angeles Metropolitan Area

Scopely, Inc. is an American interactive entertainment company and mobile-first video game developer and publisher. The company is headquartered in Culver City, California, with offices across the US, EMEA and Asia.

Scopely has both internal game development studios as well as partners with external development studios to create free-to-play games. Scopely also partners with intellectual property holders to create video games based on popular entertainment brands.

Savvy Games Group, a wholly owned subsidiary of Saudi Arabia's Public Investment Fund (PIF), acquired the company in July 2023 for $4.9 billion.

FameBit
Investor & Board Member / Acquired
January 2015 - December 2016 (2 years)

Self-service influencer marketplace where brands, influencers and creators collaborate for branded content endorsements on YouTube, Twitter, Instagram, and more.

DogVacay
Investor & Board Member / Acquired $2.4B
January 2012 - December 2016 (5 years)

Dogvacay/Rover Group, Inc. is an American company which operates an online marketplace for people to buy and sell pet care services including pet sitting, dog boarding, and dog walking. Rover.com was founded in 2011 in Seattle, Washington and is formally incorporated under the name "A Place for Rover, Inc." The company serves as a broker and takes roughly 20% of each transaction booked through its site. The company was publicly listed on the Nasdaq since 2021, until it was taken private by Blackstone Inc. in 2024.

HelloSociety
Investor & Board Member / Acquired
January 2011 - January 2016 (5 years 1 month)

HelloSociety started out as HelloInsights, an analytics ad measurement tool, and expanded to a whole suite. The company was the first Pinterest marketing and analytics firm. In 2015, the company expanded its network to include influencers on Instagram, Snapchat, YouTube, and other social media platforms.

In March 2016, the New York Times Company bought HelloSociety for an undisclosed amount, and it was announced that the company would be integrated with the Times' internal social media agency, T Brand Studio.

Maker Studios Inc
Investor / Acquired $500M+
January 2013 - December 2015 (3 years)

In June 2012, Maker Studios announced that over 1,000 channels signed under the network have received and accumulated over 1.1 billion views for the month of June 2012. At the time, YouTube channels under Maker Studios collectively earned over 90 million subscribers. In October 2012, Maker Studios surpassed Machinima to become the number one independent YouTube network. However, since that time, according to comScore, in

December 2012, Fullscreen passed Maker to become the top ranked YouTube-based network.

Myspace
CEO
April 2009 - September 2011 (2 years 6 months)
Los Angeles

Launched on August 1, 2003, MySpace was the first social network to reach a global audience and had a significant influence on technology, pop culture, and music. It also played a critical role in the early growth of companies like YouTube and created a developer platform that launched the successes of Zynga, RockYou, and Photobucket, among others. From 2005 to 2009, Myspace was the largest social networking site in the world.

Userplane
Founder & CEO / Acquired by AOL
November 2000 - August 2006 (5 years 10 months)
Los Angeles, California, United States

Michael's business leadership brought the business from startup to acquisition by AOL in August of 2006. As a Vice President of AOL, Michael focused on the growth of the Userplane / AIM division as well as AOL's strategic positioning as a platform provider to the online community marketplace.

Userplane software now reaches over fifty million users in more than fifteen countries. Userplane-installed sites span the full spectrum of web communities - including top-tier web properties like myspace.com, date.com, Red Bull, and Honda.

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Education

University of Oregon
BS, Marketing & International Business · (1993 - 1997)